April 26, 2006

VIA EDGAR

Zafar Hasan

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastern Insurance Holdings, Inc.

Registration Statement on Form S-1

File No. 333-128913

Dear Mr. Hasan:

The undersigned hereby requests that the Registration Statement of Eastern Insurance Holdings, Inc. on Form S-1 filed on October 11, 2005 (No. 333-128913), as amended by pre-effective Amendment No. 1 filed on December 16, 2005, pre-effective Amendment No. 2 filed on January 20, 2006, pre-effective Amendment No. 3 filed on April 4, 2006, and pre-effective Amendment No. 4 filed on April 20, 2006, be declared effective at 5:00 P.M., Eastern Time, April 26, 2006.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Eastern Insurance Holdings, Inc.

/s/ Kevin M. Shook
Kevin M. Shook
Chief Financial Officer